FORM N-8F SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ] Merger

[X] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and
25 of this form and complete verification at the end of the form.)

[  ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

John Hancock Institutional Series Trust

3.	Securities and Exchange Commission File No.:

811-08852

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

601 Congress Street

Boston, Massachusetts 02210

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

George P. Attisano		David D. Barr
K&L Gates LLP		John Hancock Advisers, LLC
One Lincoln Street	or	601 Congress Street
Boston, Massachusetts 02111		Boston, Massachusetts 02210
(617) 261-3240		(617) 663-3241

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund’s records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

John Hancock Advisers, LLC	The Bank of New York
601 Congress Street	One Wall Street
Boston, Massachusetts 02210	New York, New York 10286

Independence Investments LLC
160 Federal Street
Boston, Massachusetts 02110

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end	[ ]	Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Adviser:

John Hancock Advisers, LLC
601 Congress Street
Boston, Massachusetts 02210

Sub-Adviser:

Independence Investments LLC
160 Federal Street
Boston, Massachusetts 02110

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those principal underwriters have been terminated:

John Hancock Funds, LLC
601 Congress Street
Boston, Massachusetts 02210-2805

13.	If the fund is a unit investment trust (“UIT”) provide:

Not applicable.
(a)	Depositor’s name(s) and address(es):
(b)	Manager’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

[ ] Yes	[X] No

If Yes, for each UIT state:

Name:
File No.:
Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes	[ ] No
If Yes, state the date on which the board vote took place:

December 4, 2007 If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes	[X] No

If Yes, state the date on which the shareholder vote took place:

Not applicable

If No, explain:

Section 8.2 of the fund’s Declaration of Trust provides that, in addition to termination by the fund’s shareholders, the Board may terminate the fund by providing written notice to the fund’s shareholders, signed by a majority of the Trustees, stating that a majority of the Trustees has determined that the continuation of the fund is not in the best interests of the fund or its shareholders due to, among other things, the fund’s inability to maintain an appropriate level of assets. At its meeting on December 4,
2007, the fund’s Board determined that this was the case and, accordingly, approved a Plan of Liquidation (the “Plan”) with respect to John Hancock
Independence Diversified Core Equity Fund II, the sole series of the fund.

A Notice of Termination signed by a majority of the fund’s Trustees was distributed, in accordance with Section 8.2 of the fund’s Declaration of
Trust, on December 7, 2007.

II. Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes	[ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Pursuant to the Plan, the fund’s remaining assets were reduced to distributable form in cash. On December 31, 2007, the fund distributed the proceeds of this liquidation to holders of the fund’s shares of beneficial interest.

(b)	Were the distributions made on the basis of net assets?

	[X] Yes	[ ] No
(c)	Were the distributions made pro rata based on share ownership?

[X] Yes	[ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes	[X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes	[ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes	[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes	[X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes	[ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes	[X] No
If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
		(i)	Legal expenses:	$ 0
		(ii)	Accounting expenses:	0
		(iii)	Other expenses (list and identify separately):
__________________________ $_________
__________________________ _________
__________________________ _________

			Total other expenses	0

		(iv)	Total expenses (sum of lines (i)-(iii) above):	$ 0

(b)	How were those expenses allocated? N/A

(c)	Who paid those expenses? N/A

	(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes	[X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes	[X] No
If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

     The undersigned states that: (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of John Hancock Institutional Series Trust (the “Fund”); (ii) he is the Assistant Secretary of the Fund; and (iii) all actions by shareholders, Trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

April 27, 2009	/s/ David D. Barr
David D. Barr
Assistant Secretary